

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

William B. Berry
President and Chief Executive Officer
Continental Resources, Inc.
20 N. Broadway
Oklahoma City, OK 73102

> **Re: Continental Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 14, 2022**
> **File No. 001-32886**

Dear William B. Berry:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation